UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

ATRICURE, INC.

(Exact name of registrant as specified in charter)

Delaware	000-51470	34-1940305
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6217 Centre Park Drive West Chester, OH		45069
(Address of principal executive offices)		(Zip Code)

M. Andrew Wade	(513) 755-4100
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1.	Conflict Minerals Disclosure

Item 1.01.	Conflict Minerals Disclosure and Report

AtriCure, Inc. (AtriCure or the Company) evaluated its products during the year ended December 31, 2014 and determined that certain products manufactured or contracted to be manufactured by the Company contain tin, tungsten, tantalum, and/or gold. As a result, the Company has filed a Conflict Minerals Report (CMR). A copy of the Company’s CMR is furnished as Exhibit 1.01 to this Form SD and is incorporated herein by reference. A copy of the Company’s CMR is also available on the Company’s website at www.atricure.com.

Item 1.02	Exhibit

A copy of the Company’s Conflict Minerals Report required by Item 1.01 is provided as Exhibit 1.01 hereto.

Section 2.	Exhibits

Item 2.01	Exhibits

(d)	Exhibits

No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATRICURE, INC.

Dated: May 22, 2015	By:	/s/ M. Andrew Wade
M. Andrew Wade
Senior Vice President and Chief Financial Officer